Registration Statement No. 333-191953
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated May 25, 2016
(To Prospectus dated October 28, 2013)

Pricing Term Sheet

Fixed-Rate Notes due 2019 and 2026

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated May 25, 2016 relating to the Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 28, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-191953.

Issuer:	The Coca-Cola Company

Security:	1.375% Notes due 2019 2.550% Notes due 2026

Offering Format:	SEC Registered

Principal Amount:	$1,000,000,000 of 2019 Notes $500,000,000 of 2026 Notes

Maturity Date:	May 30, 2019 for 2019 Notes June 1, 2026 for 2026 Notes

Coupon:	1.375% per year for 2019 Notes 2.550% per year for 2026 Notes

Price to Public:	99.930% of principal amount for 2019 Notes 99.982% of principal amount for 2026 Notes

Yield to maturity:	1.399% for 2019 Notes 2.552% for 2026 Notes

Spread to Benchmark Treasury:	+32 bps for 2019 Notes +68 bps for 2026 Notes

Benchmark Treasury:	UST 0.875% due May 15, 2019 for 2019 Notes UST 1.625% due May 15, 2026 for 2026 Notes

Benchmark Treasury Yield:	1.079% for 2019 Notes 1.872% for 2026 Notes

Benchmark Treasury Price:	99-13 for 2019 Notes 97-24+ for 2026 Notes

Interest Payment Dates:	Semiannually on May 30 and November 30, commencing on November 30, 2016 for the 2019 Notes Semiannually on June 1 and December 1, commencing on December 1, 2016 for the 2026 Notes

Make-Whole Call:	+5 bps for 2019 Notes +12.5 bps for 2026 Notes

Day Count Convention:	30 / 360

Trade Date:	May 25, 2016

Settlement Date:	May 31, 2016 (T+3)

CUSIP / ISIN:	191216 BV1 / US191216BV17 for 2019 Notes 191216 BW9 / US191216BW99 for 2026 Notes

Denominations:	$2,000 x $1,000

Ratings:	Aa3 by Moody’s Investors Service, Inc. AA- by Standard & Poor’s Ratings Services A+ by Fitch Ratings

Underwriters:

Bookrunners:

Barclays Capital Inc.
Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Co-Managers:

Lebenthal & Co.

Standard Chartered Bank

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.